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SE 18005748

SEC
Mail Processing
Section
MAR 12 2018
Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceros Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Research Blvd, Suite 530
(No. and Street)

Rockville (City) MD (State) , 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Ayers-Rigsby 866-842-3356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Sq, 2001 Market St, Suite 700 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Catherine Ayers-Rigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Financial Services, Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA HOLLAND
Notary Public
Howard County
Maryland
My Commission Expires January 17, 2021

Signature

President + CEO

Title

ANGELA HOLLAND NOTARY PUBLIC HOWARD COUNTY, MARYLAND

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ceros Financial Services, Inc.

Financial Statements

Year Ended

December 31, 2017

Financial Statement and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission Section 1.17 of the Regulations Under the Commodity Exchange Act
For the Year Ended December 31, 2017

CEROS FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2017

CONTENTS

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
2001 Market Street
Suite 700
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Board of Directors and Stockholder
Ceros Financial Services, Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Ceros Financial Services, Inc., a Maryland corporation (the "Company") as of December 31, 2017 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplementary information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2016.

Philadelphia, Pennsylvania
March 1, 2018

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents	$ 767,874
Receivable from Clearing Firms	188,205
Deposit with Clearing Firms	655,000
Accounts Receivable	384,220
Prepaid Expenses and Deposits	106,022
Property and Equipment – Net	8,846
Total Assets	$2,110,167

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$ 958,461
Settlement Payable	312,500
Total Liabilities	1,270,961

STOCKHOLDERS' EQUITY

Common Stock	$1,150,000
Additional Paid in Capital	131,443
Preferred Stock	350,000
Accumulated Deficits	(792,237)
Total Stockholders' Equity	839,206
Total Liabilities and Stockholders' Equity	$2,110,167

The accompanying notes are an integral part of this statement.

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commissions	$1,599,750
Managed Account Service Fees	43,554
Sale of Investment Company Shares	4,181,397
Other Advisory Income and Reimbursements	171,821
Interest and Dividends	66,753
Other Income	337,910
Total Revenue	6,401,185
EXPENSES	
Commissions and Other Compensation	1,703,647
Compensation and Benefits	632,357
Clearing, Transaction, and Related Costs	3,185,621
Commissions Paid to Affiliate	19,135
Business Development and Occupancy	316,317
Depreciation	7,832
Professional Fees and Other Operating Expenses	544,187
Dues and Subscriptions	43,294
Settlements expense	400,000
Other Expense	20,143
Total Expenses	6,872,533
Net Loss before Provision for Income Taxes	(471,348)
Provision for Income Taxes	(581)
Net Loss	$ (471,929)

The accompanying notes are an integral part of this statement.

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Paid-In Stock	Preferred Stock	Accumulated Deficits	Total
Balance January 1, 2017	$1,150,000	$131,443	$350,000	$(320,308)	$1,311,135
Net Loss	0	0	0	(471,929)	(471,929)
Balance December 31, 2017	$1,150,000	$131,443	$350,000	$(792,237)	$ 839,206

The accompanying notes are an integral part of this statement.

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (471,929)
Adjustments to reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	7,832
Change in Assets and Liabilities	
Receivables from Clearing Firms	(123,691)
Deposits with Clearing firms	(150,000)
Accounts Receivable	(6,000)
Prepaid Expenses & Deposits	10,244
Accounts Receivable, Related Parties	41,051
Accounts Payable and Accrued Expenses	147,107
Settlement Payable	312,500
Net Cash Used in Operating Activities	(232,886)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(3,738)
Net Cash Used In Investing Activities	(3,738)
Net change in cash and cash equivalents	(236,624)
CASH AND CASH EQUIVALENTS	
Cash at Beginning of the Year	1,004,498
Cash at End of the Year	$ 767,874
Supplemental Cash flow information	
Cash paid for interest	$ 20,143

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc., a Maryland corporation, (the "Company") primarily engages in providing investment services to its clients on an application way bases. The Company operated as an introducing broker-dealer in which all brokerage activity was handled by a clearing broker-dealers, National Financial Services, LLC (NFS), clearing agency, under a fully disclosed clearing arrangement. The Company is a wholly owned subsidiary of Ceros Holding AG and a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association and various state securities commissions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

Revenue Accounting Policy– Commissions earned, 12b-1s and Trails, are from trades run through the Clearing Firm, NFS and also by direct trades by Registered Representatives. Managed Account Service (MAS) revenue are run through the Company as pass thru revenue with offsetting expenses. Sale of Investment Company shares are 12B1-s earned on the funds of the Advisor as noted in the selling agreements between the Company and the Advisor. Other Advisory Income and Investments are billings to Registered Representatives for expenses incurred by the Company and are to be paid back by the Registered Representative per the agreement between the Representative and the Company. Interest and Dividends are earned on Margin Debit Interest, Free Credit Interest and Escrow Interest of securities held in customer accounts. Other Income is miscellaneous fees that are collected by NFS from the client accounts held at NFS.

Concentration of Credit Risk – As of December 31, 2017, the Company held substantially all of its cash and cash equivalents with BB&T Bank. As of December 31, 2017, the Company had money in the operating account at BBT uninsured in the amount of $85,531 and money in a deposit account held at the Clearing Firm per the clearing agreement in excess of the insured amount of $250,000. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. If this institution fails under their obligations as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

Accounts Receivable – Trade Receivables recorded on the Company's statement of financial condition are cleared through NFS. Receivables from the NFS consist of the following: (i) Deposits with the Company's Clearing Agency to support the Company's trading activities and (ii) net settlement receivables for net profit earned as of December 31, 2017. Uncollectible Trade Receivables would be charged off the month in which it was determined that these receivables were not going to be collected, or charged off after six months, whichever is sooner.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less, when purchased, to be cash equivalents.

Property and Equipment, net - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly, improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods, using useful lives of five or seven years.

Depreciable Property as of December 31, 2017 were as follows:

Website	$ 51,109
Furniture and Equipment	108,882
Leasehold Improvement	11,342
Subtotal	171,333
Accumulated Depreciation	162,487
Property and Equipment, net	$ 8,846

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with the Codification Topic 740, *Income Taxes* (ASC 740) which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general the prior three years tax returns filed with various taxing agencies are open to examination.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

New Authoritative Accounting Guidance - In May 2014, the Financial Accounting Standards Board ("FASB") issued new authoritative literature, "Revenue from Contracts with Customers," which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, new qualitative and quantitative disclosures are required, including disaggregation of revenues and description of performance obligations. The original guidance has been amended through subsequent accounting standard updates that resulted in technical corrections, improvements, and a one-year deferral of the effective date. The standard and related amendments will be effective for the Company in the first quarter of 2018. Entities are permitted to transition to the new standard by either a full or modified retrospective method of adoption. We have substantially completed the evaluation of the impact of this guidance on the timing, recognition, and presentation of revenues and expenses and have not identified any material changes to the annual financial statements. We continue to evaluate and prepare for the new disclosures required by this guidance. We plan to adopt the standard on its effective date, using the modified retrospective method of adoption.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $603,484 which was $518,677 in excess of its required net capital of $84,807. The Company's ratio of aggregate indebtedness to net capital was 210.8 to 1.

NOTE 4 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is related, through common ownership and control, to a foreign corporation. The Company has an agreement with this affiliate whereby revenue earned from transactions of the affiliate's clients is paid to the affiliate as an expense. For the year ended December 31, 2017, the Company recorded $19,135 as an expense under this agreement.

The Company is related, through common ownership and control, to Advisors Preferred, LLC and AtCap Partners, LLC. The Company has agreements with this affiliates where by expenses incurred by the Company on behalf of the affiliates will be paid back monthly. There are also overhead expenses allocated back to Advisors Preferred, LLC and AtCap Partners, LLC based on an allocation percentage which is updated periodically based on Company personnel job duties, additions, or reductions to personnel. The monthly allocations for the year ended December 31, 2017 were $59,444 for Advisors Preferred, LLC and $15,408 for AtCap Partners, LLC.

NOTE 6 - CAPITAL STRUCTURE

As of December 31, 2017, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance. In addition to previously authorized and issued common stock, the Company is authorized to issue up to 10,000 shares of Series A Preferred Stock. There are 3,500 shares issued and outstanding at $100 per share. The holders of the Preferred Stock are entitled to receive dividends at the rate of six percent (6%) per annum of the per share Original Issue Price and that there are no voting rights and no redemption rights associated with the Preferred Stock. The accrued unpaid dividends for the year ending December 31, 2017, totaled $61,824 and included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 7 - PENSION PLAN

The Company has a defined Safe Harbor 401k plan. Matching contributions are made to individual accounts of eligible employees based on the percentages contributed by each employee. Employees meeting certain age and service requirements participate in the plan. The company matched $52,321 for the year ended December 31, 2017.

NOTE 8 – INCOME TAXES

There was no provision for income taxes for the year ended December 31, 2017 because of the net operating losses. The Company has put a full valuation allowance on its gross deferred tax asset of approximately $182,000 as of December 31, 2017. These net operating losses will be available to be applied to future years. At December 31, 2017, the Company has a federal and state net operating loss carryovers of approximately $756,000 and $293,000, respectively. This loss will be available to be applied to future years.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to differences in depreciation methods and net operating loss carryovers.

The decrease in the deferred tax asset from the prior year is primarily attributable to the reduction in the federal corporate income tax rate from 35% to 21% enacted by the Tax Cuts and Jobs Act of 2017 and effective for taxable years beginning after December 31, 2017.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a seven year lease for office space. The lease was renegotiated and new rates were effective September 1, 2016. The total Rent Expense for 2017 was $112,687. Minimum lease payments required under this lease are as follows:

2018	$102,189
2019	105,254
2020	108,412
2021	111,664
2022	115,014
Thereafter	159,908
Total	$702,441

The Company maintains an expense agreement with Spectrum Financial, Inc. to allocate for employee time and space as appropriate for joint employees in the amount of $13,000 monthly.

NOTE 10 - ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2017 was $15,987. This expense is included on the Income Statement in Professional Fees and Other Operating Expenses.

NOTE 11 – CONSENT ORDER

The Company came to a settlement with the State of New Hampshire under which the Company agreed to pay a settlement to the state relating to the execution-only services that Ceros provided to customers of an unaffiliated registered investment adviser. There were no allegations or findings that Ceros violated any laws. The settlement requires the Company to pay an administrative fine of $300,000 and legal costs of $100,000 for a total of $400,000. The first installment of $87,500 was made in November 2017, with the remaining installments of $87,500 due by June 30, 2018, and $75,000 due by June 30, 2019, 2020, and June 30, 2021 and included in Settlement payable in the accompanying Statement of Financial Condition.

NOTE 12 – SUBSEQUENT EVENTS

On January 17, 2018, it was authorized by the Board of Directors for the Company to issue 500 shares of its Series A Preferred Stock to Ceros Holding AG. The issue would pay a dividend at the rate of six percent per annum, at the issuance price of $100 per share.

SUPPLEMENTARY INFORMATION

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2017

SCHEDULE I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Statement of Financial Condition	$ 839,206
Deductions and/or Changes:	
Non-Allowable Assets from Statement of Financial Condition	
Receivable from Clearing	91,327
Accounts Receivable	29,477
Prepaid Expenses and Deposits	106,022
Property and Equipment	8,846
	235,672
Net Capital before Haircuts	603,534
Haircuts on Securities	50
Net Capital	$ 603,484

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 84,807
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 84,807
Excess Net Capital	$ 518,677
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 476,274

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 1,272,105
Percentage of Aggregate Indebtedness to Net Capital	210.79%

The differences in the computation of net capital in this report and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2017, are not material.

Schedule II – Computation for the Determination of the Reserve Requirements Pursuant to Rule 15(c)3-3 of the Securities & Exchange Commission

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Grant Thornton LLP
2001 Market Street
Suite 700
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Board of Directors and Stockholder
Ceros Financial Services, Inc.

In planning and performing our audit of the financial statements of Ceros Financial Services, Inc., a Maryland corporation (the "Company") as of and for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 1, 2018

Grant Thornton LLP
2001 Market Street
Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Ceros Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ceros Financial Services, Inc., a Maryland Corporation (the "Company"), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) for the period from January 1, 2017 through December 31, 2017 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 1, 2018

Grant Thornton

Grant Thornton LLP
2001 Market Street
Suite 700
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Ceros Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Ceros Financial Services, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting the following difference:

Total Revenue per Form SIPC-7	$6,405,177
Total Revenue per Audit Report Form X-17A-5	$6,401,185
Difference	$ 3,392

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 1, 2018